EXHIBIT 8

                            [DUANE MORRIS LETTERHEAD]

September 13, 2002

Board of Directors
Zions Bancorporation
One South Main Street, Suite 1134
Salt Lake City, Utah 84111

Board of Directors
Frontier State Bank
550 North Ninth Place
Show Low, Arizona 85902

     Re: Proposed Merger of Frontier State Bank with and into National Bank of Arizona, a wholly-owned subsidiary of Zions Bancorporation

Ladies and Gentlemen:

     We have acted as counsel to Zions Bancorporation, a Utah corporation ("Zions"), and National Bank of Arizona, a national banking association and wholly-owned subsidiary of Zions ("NBA"), in connection with the Agreement and Plan of Merger dated as of August 16, 2002 (the "Agreement") by and between NBA, Frontier State Bank, an Arizona banking corporation ("Frontier"), and Zions, whereby Frontier will merge with and into NBA with NBA being the surviving corporation (the "Merger").

     Frontier has outstanding common stock, par value of $1.00 per share, which stock constitutes all of the outstanding stock of Frontier ("Frontier Stock"). Zions has outstanding common stock with no par value ("Zions Stock").

     In accordance with Section 4.04 of the Agreement, this opinion addresses certain federal income tax consequences of the Merger.

     Except as otherwise defined herein, all terms defined in the Agreement shall have the same meaning when used in this opinion.

     The elements of the Merger are as follows:

     (1) Frontier will merge with and into NBA, with NBA being the surviving corporation, by statutory merger under the National Bank Act, 12 U.S.C. ss. 215a, and sections 6-212 and 10-1101 ET SEQ. of the Arizona Revised Statutes. In the Merger, each share of Frontier Stock outstanding immediately prior to the Effective Time (other than shares held by NBA except in a fiduciary, representative, or custodial capacity and shares as to which dissenters rights have been exercised) will be converted into the right to receive the number of shares of Zions Stock determined by the Exchange Ratio. The Exchange Ratio equals 204,000 (subject to reduction) divided by the number of shares of Frontier Stock issued and outstanding at the Effective Time.

     (2) No fractional shares of Zions Stock will be issued in the Merger. Cash in lieu of fractional shares will be paid to a Frontier shareholder in an amount of cash equal to the product obtained by multiplying the fractional share interest to which such Frontier shareholder is entitled by $50.98.

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     In  rendering  our opinion,  we have  examined and relied upon but have not independently verified the accuracy and completeness of the facts, information, covenants and representations contained in the Agreement and such other documents as we have deemed necessary or appropriate as a basis for our opinion. In addition, we have relied upon certain representation letters furnished to us by Zions and Frontier. Where such statements and representations are made to the best knowledge and belief of the person making such statement or representation, we have assumed the facts to be as so stated and represented. We have also assumed that the Merger will be consummated in accordance with the Agreement and federal and state law. Our opinion is conditioned on the initial and continuing accuracy of such facts, information, covenants, representations, statements and assumptions. In addition, we have assumed the authenticity of all documents submitted to us as originals, the genuineness of all signatures, the legal capacity of natural persons, and the conformity to the originals of all documents submitted to us as copies.

     In rendering our opinion, we have considered the applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations promulgated thereunder, pertinent judicial authorities, and interpretive rulings as we have considered relevant as in effect as of the date hereof. Statutes, regulations, judicial decisions and administrative interpretations are subject to change at any time and, in some circumstances, with retroactive effect. A material change in the authorities upon which our opinion is based could affect our conclusions.

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     Based solely upon the  foregoing,  we are of the opinion that under current law for federal income tax purposes:

     (i) The Merger will qualify as a "reorganization" under section 368(a)(1)(A) of the Code (section 368(a)(2)(D) of the Code). Frontier, NBA and Zions will each be a "party to the reorganization" within the meaning of section 368(b) of the Code;

     (ii) Frontier will recognize no gain or loss upon the transfer of substantially all of its assets to NBA in exchange for Zions Stock and NBA's assumption of the liabilities of Frontier (sections 361(a) and 357(a) of the Code);

    (iii) No gain or loss will be recognized by either Zions or NBA upon the acquisition by NBA of substantially all of the assets of Frontier in exchange for Zions Stock, and the assumption of the liabilities of Frontier (Treas. Reg. Sec. 1.1032-2(b));

     (iv) The basis of the Frontier's assets in the hands of NBA will be the same as the basis of those assets in the hands of Frontier immediately prior to the Merger (section 362(b) of the Code); The holding period of the Frontier assets acquired by NBA will include the period during which such assets were held by Frontier immediately prior to the Merger (section 1223(2) of the Code);

     (v) No gain or loss will be recognized by a holder of Frontier Stock upon the receipt of Zions Stock solely in exchange for his or her Frontier Stock (section 354(a)(1) of the Code);

     (vi) The basis of the Zions Stock received by a holder of Frontier Stock (including any fractional share interest to which that shareholder may be entitled) pursuant to the Merger will be the same as the basis of Frontier Stock exchanged therefor (section 358(a)(1) of the Code);

    (vii) The holding period of the Zions Stock received by a holder of Frontier Stock (including any fractional share interest to which that shareholder may be entitled) pursuant to the Merger will include the holding period of Frontier Stock exchanged therefor, provided Frontier Stock is held as a capital asset by the holder at the Effective Time (section 1223(1) of the Code); and

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   (viii) A holder of Frontier Stock who receives cash in lieu of a fractional share of Zions Stock should recognize gain or loss equal to the difference between the cash received and the shareholder's basis in that fractional share, and that gain or loss should be capital gain or loss if the fractional share would have been a capital asset in the hands of the shareholder (Rev. Rul. 66-365, 1966-2 C.B. 116; Rev. Proc. 77-41, 1977-2 C.B. 574).

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     Except as set forth above, we express no opinion as to the federal,  state, local or foreign tax consequences of the Merger or of any transactions related thereto. This opinion is solely for your benefit and is not to be used, quoted, circulated or otherwise referred to without our express written permission. We hereby consent to the use of and reference to this opinion and our name in the Proxy Statement/Prospectus.



                                         Very truly yours,


                                         /s/Duane Morris LLP